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                           Filed by CBOT Holdings, Inc.
                           Subject Company -- CBOT Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

The following communication was issued on January 10, 2003.


FOR IMMEDIATE RELEASE                       Contact:  Maria C. Gemskie
                                                      312-341-3257
                                                      mgemskie@cbot.com

CBOT Announces Licensing Agreement to use LIFFE CONNECT/TM/
Euronext.liffe To Provide Software for CBOT Electronic Trading Platform

Chicago, IL - January 10, 2003 - The Chicago Board of Trade (CBOT(R)), the world's oldest futures exchange, today announced a decision by its Board of Directors to enter into a licensing agreement to use the LIFFE CONNECT/TM/ electronic trading platform. This will replace the CBOT's existing trading platform, a/c/e, upon completion of the CBOT's licensing agreement with the Eurex Group at the end of 2003.

CBOT Chairman Nickolas J. Neubauer said, "I have worked vigorously over the past two years as Chairman on behalf of our members to secure a strong future for the CBOT, and today's announcement provides us with a good foundation for future growth. Our Board of Directors and management team reached a decision that reflects the CBOT's long-term business objectives of continued independence and growth. Our selection of LIFFE CONNECT will significantly enhance the CBOT's competitive position. It will bring enormous benefits to our customers, and it allows the CBOT to continue to offer markets of the highest integrity, reliability, liquidity and flexibility for years to come."

CBOT President and CEO Bernard W. Dan added, "For the CBOT to remain a successful enterprise, we must improve our ability to respond to our customers and members; we must be flexible and adapt to the change that is occurring in our industry; we must be able to integrate that change into our structure, and we must continue to be innovative in terms of products and markets. This decision meets those criteria, and with our diversified product mix and the deep liquidity found in our markets, this new and improved functionality will provide the Chicago Board of Trade with a competitive advantage in the rapidly growing electronic trading marketplace.

"I want to thank Senior Vice President Mary McDonnell and her team for their diligent and objective evaluation of all trading platforms. This was an extremely difficult decision and I would like to personally thank Eurex for their support through this process and throughout the remainder of the year. We anticipate a seamless transition to the new platform over the next twelve months as the majority of our current electronic trading volume comes from customers and members who already are established users of LIFFE CONNECT and are familiar with the functionality and benefits offered by the platform."

Hugh Freedberg, Chief Executive Officer of Euronext.liffe said, "Meeting customer needs has been our priority throughout the development of LIFFE CONNECT and we are delighted that the CBOT has chosen our trading platform. This is a major achievement for Euronext.liffe and further confirms that our electronic trading technology offers unrivaled performance and functionality to customers.

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"While this is first and foremost a technology agreement, the CBOT and
Euronext.liffe have also agreed to cooperate on a variety of product and distribution initiatives. The decision by the CBOT to adopt LIFFE CONNECT as its electronic trading platform and the complementary nature of each exchange's product sets provides the basis for product cooperation between them. The CBOT and Euronext.liffe will make further announcements when research and development of a number of identified joint product opportunities have been completed."

The selection of the LIFFE CONNECT solution represents a culmination of months of extensive research and analysis by the CBOT that began in mid-2002 with a Request for Proposal that contemplated several key business activities critical to the CBOT attaining its strategic business objectives and to continuing the growth of the exchange's electronic trading volume. The evaluation team conducted extensive research and analysis of the CBOT's electronic needs and the CBOT customer's trading needs. All potential electronic trading platforms were evaluated from two general business perspectives: business functionality and technical capability.

Mr. Dan noted, "While business functionality and technical capability are interrelated at the point of execution, we felt strongly that business functionality in the areas of trading, flexible matching algorithms, product and market management had to be supported by a leading edge technical architecture. This combination as provided by LIFFE CONNECT will assure our customers and members that essential technical attributes such as reliability, scalability, maintainability, usability and security are the foundation of the CBOT's electronic trading system."

Mr. Neubauer added, "Users of our electronic trading system will have more flexibility in trade matching and enhanced product development and product maintenance capabilities, which translates into more innovative products and faster improvements to our existing product mix."

For more information about this announcement as well as the CBOT's products and markets, log on to the exchange web site at www.cbot.com

Reporter/Editor's Note:
1.  Attached is a fact sheet on the LIFFE Connect trading system.
2.  Euronext.liffe is the derivatives business of the Euronext N.V. Group.

While CBOT Holdings Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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[EURONEXT LOGO APPEARS HERE]

                                                              LIFFE CONNECT/TM/

Designed and built by Euronext.liffe, LIFFE CONNECT/TM/ is the world's most widely accessible electronic trading platform for derivatives, taking the market direct to traders at 556 locations in 26 countries worldwide.

Widely recognized as the pre-eminent electronic trading platform, LIFFE CONNECT/TM/ has been selected to operate the electronic marketplaces of the Tokyo International Financial Futures Exchange (TIFFE), Nasdaq LIFFE Markets
(NQLX) and Euronext to trade a wide range of fixed income and equity derivatives products. Offering unrivalled execution, speed and flexibility, LIFFE CONNECT/TM/ is simply the world's most advanced electronic trading system.


Unrivalled execution

The functionality of LIFFE CONNECT/TM/ exceeds other trading systems, making it well suited to trade the most complex short term interest rate futures and options.

LIFFE CONNECT/TM/provides:

     . support for complex trading strategies, recognizing 36 types of strategies, each can be of up to 32 legs.

     . the calculation of "implied" pricing. This provides an instant price for complex strategy trades. LIFFE CONNECT/TM/ additionally ensures that traders are always quoted the best price and that there is no legging risk: customers can be certain of trading all the parts of a strategy or none at all.

     . Two options for market structure: price/time priority and pro-rata algorithms ensure that all players get to participate and prices are tight.

     . Dynamic price limits, which move automatically with the market, reduce the potential for mis-trades which periodically affect other markets.


Unrivalled speed

LIFFE CONNECT/TM/ combines unparalleled functionality with high speed. 99.9% of all orders are processed by LIFFE CONNECT/TM/ in under half a second.

LIFFE CONNECT/TM/ can handle very high volumes. LIFFE CONNECT/TM/ regularly handles a million contracts daily, surpassing the 2 million contracts per day mark on a number of occasions during the course of 2002.

The scalability of LIFFE CONNECT/TM/ supports business growth and product innovation. LIFFE CONNECT/TM/ can handle growing volumes and the listing of additional contracts. LIFFE CONNECT/TM/ currently lists over 250 diverse products.


Unrivalled flexibility

No other electronic trading platform offers its users such diversity and choice.

LIFFE CONNECT/TM/ has a robust and widely accepted application programming interface (API) making it easy and economical for independent software vendors and member developers to build front-ends for users. 15 independent software vendors (ISVs) have built front-end trading applications specific to the requirements of brokers, market makers and proprietary traders.

Customers can choose from a variety of connection options to access the market.

For further information contact Strategics on 312 346 2000 or Euronext.liffe on +44 20 7379 2789